Kram Nutrition, LLC. (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kram Nutrition, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 21, 2022

Vincenzo Mongio

Kram Nutrition, LLC
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,018	7,633
Inventory	26,817	1,500
Total Current Assets	32,835	9,133
Non-current Assets		
Machinery & Equipment	139,184	-
Total Non-Current Assets	139,184	-
TOTAL ASSETS	172,019	9,133
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	25,500	714
Payroll Payable	2,727	-
Time Payment Blast Freezer	25,038	-
Total Current Liabilities	53,265	714
TOTAL LIABILITIES	53,265	714
EQUITY		
Contributions	356,972	41,998
Distributions	(1,356)	(430)
Accumulated Deficit	(236,862)	(33,149)
Total Equity	118,754	8,419
TOTAL LIABILITIES AND EQUITY	172,019	9,133

Kram Nutrition, LLC
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	34,965	1,643
Cost of Revenue	102,740	17,859
Gross Profit	(67,775)	(16,216)
Operating Expenses		
Advertising and Marketing	26,698	7,190
General and Administrative	31,573	4,085
Payroll Expense	14,783	-
Professional Fees	5,965	559
Rent	14,220	1,830
Vehicle Expense	5,192	1,078
Dues and Subscriptions	2,169	133
Insurance	10,156	500
Tax Expense	6,337	-
Depreciation Expense	16,486	-
Miscellaneous	3,850	1,582
Total Operating Expenses	137,429	16,957
Operating Income (loss)	(205,204)	(33,173)
Other Income		
Other	1,939	24
Total Other Income	1,939	24
Other Expense		
Interest Expense	448	-
Total Other Expense	448	-
Net Loss	(203,713)	(33,149)

Kram Nutrition, LLC
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(203,713)	(33,149)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(25,317)	-
Credit Cards Payable	24,786	-
Payroll Payable	2,727	-
Time Payment Blast Freezer	25,038	-
Depreciation	16,486	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,234	-
Net Cash provided by (used in) Operating Activities	(176,479)	(33,149)
INVESTING ACTIVITIES		
Machinery & Equipment	(139,184)	-
Net Cash provided by (used by) Investing Activities	(139,184)	-
FINANCING ACTIVITIES		
Member Contributions	314,974	-
Member Distributions	(926)	-
Net Cash provided by (used in) Financing Activities	314,048	-
Cash at the beginning of period	7,633	40,782
Net Cash increase (decrease) for period	(1,615)	(33,149)
Cash at end of period	6,018	7,633

Kram Nutrition, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	-
Capital Contributions	41,998
Capital Distributions	(430)
Net Income (Loss)	(33,149)
Ending Balance 12/31/2020	8,419
Capital Contributions	314,974
Capital Distributions	(926)
Net Income (Loss)	(203,713)
Ending Balance 12/31/2021	118,754

Kram Nutrition, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kram Nutrition, LLC ("the Company") was formed in California on February 26, 2020. The Company manufactures frozen peanut butter and jelly on the go sandwiches. The Company's headquarters is in Colfax, CA. The Company's customers will be located in the United States, online and in retail outlets.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by selling online and in retail stores across the United States. Payments for e-commerce sales are obtained once order is placed. Retail revenue is obtained by the retailer within 30 days of product delivery.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Book Value as of 12/31/2021**
Machinery & Equipment	2-25	$155,670	$16,486	$139,184
Fixed Assets, Net		**$155,620**	**$16,486**	**$139,184**

Inventory

Inventory consists of raw materials, work in progress and finished goods and is recorded at the lower of cost or net realizable value.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans - In October 2021, the Company entered into a loan agreement for $25,038 and a maturity date of October 22, 2022. This loan is secured by a fixed asset. The balance of this loan was $25,038 and $0 as of December 31, 2021, and 2020, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$25,038
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

For the period presented, the Company was a multi-member LLC with a single class of ownership interest. Profits and losses were allocated to members in accordance with the operating agreement. The Company is in the process of converting to a C Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 21, 2022, the date these financial statements were available to be issued.

The Company has received funding in the form of a $70,000 investment in exchange for 2% of equity in the Company and a board seat.

The Company took out several loans after year end for a total of $121,000; the terms of these loans are the following; a loan for $65,000 with an interest rate of 12% for a term of one year, a loan of $35,000 that does not accrue interest for a term of one year, a $15,000 loan with an interest rate of 18% for a term of one year, a $6,000 loan with an interest rate of 17.84% for a term of one year and an active Line of Credit for $10,000 that has not yet been drawn on.

The Company also entered into an agreement with an influencer to perform services for the next five years in exchange for 2% equity as long as the terms of service are met year after year.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.